MAIL STOP 3561

March 16, 2006

Xianfu Zhu
CEO and Chairman
Zhongpin, Inc.
21 Changshe Road
Changge, Henan Province
PRC

> **Re: Strong Technical, Inc**
> **Form 8-K**
> **Filed February 2, 2006**
> **File No. 333-112111**

Dear Mr. Zhu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed February 2, 2006

Henan Zhongpin Food Share Company Limited Unaudited Financial Statements for the Three and Nine Months Ended September 30, 20005

General

1. Please provide the income statements for the comparable period of the preceding year as required by Item 310(b) of Regulation S-B.

Pro Forma Consolidated Financial Statements

General

2. We have read your disclosure regarding the merger (recapitalization) with Falcon Link Investment Limited (Falcon) on January 30, 2006. Please note, in a recapitalization the capital stock account on an immediate post-merger basis should consist of the balance of common stock of Strong (the public shell) prior to the merger with Falcon, plus the amount representing the par value of the shares issued to effect the merger. The weighted average and total number of shares outstanding should be retroactively restated to give effect to the merger. All eliminating adjustments should be made through additional paid-in capital. Please revise accordingly.

3. We noted from the disclosure on page 2 that you sold 3.45 million units, which consisted of two shares of Series A Convertible Preferred Stock and warrants, for gross proceeds of $27.6 million. Please include the impact of this transaction in a separate column on the face of the pro forma financial statements along with a detailed explanatory note. Please refer to the guidance in Article 11-02(a)(8) of Regulation S-X. See also our comments below.

4. We noted that the private placement units included warrants with the Series A Convertible Preferred Stock. It appears from the review of the warrant agreement filed as exhibit 10.18, specifically section 2, that the warrants allow for net cash settlement by the Company. If so, the warrants would appear would appear to meet the criteria for liability classification and should be accounted for as a liability at fair value, with changes in fair value recorded in earnings. Please tell us in detail how you have accounted for the warrants in your financial statements and disclose the estimated fair value and the significant assumptions used in your estimate. Please refer to the guidance in paragraphs (12) through (32) of EITF 00-19.

5. Please tell us how you accounted for the preferred stock conversion feature associated with the 6.9 million shares of convertible preferred stock sold. Explain to us your analysis of paragraph 12a of SFAS 133. In particular, discuss the cumulative dividends, liquidation preferences and other features of the preferred stock and explain whether you believe the preferred stock is more akin to debt or equity. See paragraph 61(l). If the convertible preferred stock is considered more akin to a debt instrument, please provide us with your analysis of the applicability of the paragraph 11(a) scope exception.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Hugh West, Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

CC: Wesley J. Paul, Esq. (via fax)